U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-37899

CUSIP Number: 018626 101

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:  September 30, 2018

☐   Transition Report on Form 10-K

☐   Transition Report on Form 20-F

☐   Transition Report on Form 11-K

☐   Transition Report on Form 10-Q

☐   Transition Report on Form N-SAR

For the Transition Period Ended: __________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I – Registrant Information

Alliance MMA, Inc.

Full Name of Registrant

Former Name if Applicable

590 Madison Ave, 21st Floor

Address of Principal Executive Office (Street and Number)

New York, New York 10022

City, State and Zip Code

Part II – Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III – Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Company is unable to file its Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2018 within the prescribed time period because it has not yet been able to complete the review of its September 30, 2018 financial statements. The Company intends to file its Quarterly Report on Form 10-Q within 5 days of the due date.

Part IV – Other Information

(1)	Name and telephone number of person to contact in regard to this notification

John Price	212	739-7825
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes ☒    No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒    No ☐

During the three months ended September 30, 2018, the company believes that it will incur a net loss from continuing and discontinued operations of $909,000 and $324,000, respectively, compared to a net loss from continuing and discontinued operations of $690,000 and $1.8 million, respectively, in the comparable prior period. The approximate $219,000 increase in net loss from continuing operations was due primarily to a $231,000 increase in general and administrative expense offset by a decrease of $24,000 in professional fees. The approximate $1.4 million decrease in net loss from discontinue operations was due primarily to a reduction of $940,000 in general and administrative expense, $768,000 reduction in tax expense offset by a $235,00 reduction in gross margin and $24,000 net loss on disposal.

Alliance MMA, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2018	By:	/s/ John Price
Name: John Price Title: President, Chief Financial Officer